EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hancock Holding Company:

We consent to the incorporation by reference in the registration statement on Form S-3 of Hancock Holding Company, of our reports dated February 27, 2009, with respect to (i) the consolidated balance sheets of Hancock Holding Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and (ii) the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 10-K of Hancock Holding Company and to the reference of our firm under the heading “Experts” in the registration statement.

Our report refers to changes in accounting for defined benefit pension and postretirement benefit plans.

/s/ KPMG LLP
Birmingham, Alabama
October 19, 2009